UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 12 May 2023, London UK

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE, TRANSMISSION DISTRIBUTION OR FORWARDING, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR ANY JURISDICTION IN WHICH SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION.

GSK plc

GSK completes sale of shares in Haleon

Further to the announcement by GSK on 11 May 2023, GSK has agreed to sell 240m ordinary shares in Haleon plc ("Haleon") at a price of 335 pence per share (the "Placing Shares"), raising gross proceeds of approximately £804m (the "Placing").

Following settlement of the Placing, GSK will hold 955m1 ordinary shares in Haleon, representing approximately 10.3% of the issued share capital of Haleon.

GSK and Pfizer Inc. (which holds a 32% stake in Haleon), have each undertaken not to dispose of any further shares in Haleon for a period of 60 days following settlement of the Placing, subject to certain customary exceptions and waiver by BofA Securities.
(1) Excluding shares in Haleon held by the GSK employee share ownership trust.

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.

GSK Enquiries

Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Analyst/Investor enquiries:	Nick Stone James Dodwell Mick Readey Joshua Williams Camilla Campbell Steph Mountifield Jeff McLaughlin Frannie DeFranco	+44 (0) 7717 618834 +44 (0) 20 8047 2406 +44 (0) 7990 339653 +44 (0) 7385 415719 +44 (0) 7803 050238 +44 (0) 7736 063933 +1 215 751 7002 +1 215 751 4855	(London) (London) (London) (London) (London) (London) (Philadelphia) (Philadelphia)

Disclaimer

The contents of this announcement have been prepared by and are the sole responsibility of GSK.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Information regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2022, GSK's Q1 Results for 2023 and any impacts of the COVID-19 pandemic.

This Announcement does not constitute a recommendation to acquire any ordinary shares in Haleon. This Announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Placing Shares. Any investment decision to buy Placing Shares in the Placing must be made solely on the basis of publicly available information, which has not been independently verified by Merrill Lynch International.

No offer

Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitutes or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction. The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. The securities referred to herein may not be deposited in an unrestricted depositary receipt facility for 40 days following the commencement of the Placing. GSK does not intend to register any part of the Placing in the United States or to conduct a public offering in the United States of the shares to which this announcement relates.

This announcement does not constitute a prospectus or an offer or invitation to purchase securities. This announcement is only addressed to, and directed at, persons in the United Kingdom who are "qualified investors", being persons falling within the meaning of Article 2(e) of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and who: (i) have professional experience in matters relating to investments falling within the definition of "investment professionals" in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); or (ii) are persons falling within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc") of the Order; or (b) persons to whom it may otherwise lawfully be communicated (each such persons in (a) and (b) together being referred to as "Relevant Persons").

In addition, in the United Kingdom, this announcement is not being distributed, nor has it been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 ("FSMA"), by a person authorised under FSMA.

This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Under no circumstances should persons who are not Relevant Persons rely or act upon the contents of this announcement. Any investment or investment activity to which this announcement relates in the United Kingdom is available only to, and will be engaged only with, Relevant Persons. Persons distributing this announcement must satisfy themselves that it is lawful to do so.

The Placing and the distribution of this announcement and other information in connection with the Placing in certain jurisdictions may be restricted by law. No action has been taken that would permit the Placing or distribution of this announcement in any jurisdiction where action for such purpose is required. Persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In connection with the Placing, Merrill Lynch International and its affiliates may take up a portion of the Placing Shares as a principal position at any stage at their sole discretion, inter alia, to take account of the objectives of GSK, MiFID II/ UK MiFID II requirements and in accordance with allocation policies and in that capacity may retain, purchase, sell, offer to sell for their own accounts such Placing Shares and other securities of the Company or related investments in connection with the Placing or otherwise.  Accordingly, references in this announcement to the Placing Shares being sold, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, Merrill Lynch International its affiliates acting in such capacity.  In addition, Merrill Lynch International and its affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which Merrill Lynch International and its affiliates may from time to time acquire, hold or dispose of Placing Shares. Merrill Lynch International does not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

Any communications that a transaction is or that the book is "covered" (i.e. indicated demand from investors in the book equals or exceeds the amount of the securities being offered) is not any indication or assurance that the book will remain covered or that the transaction and securities will be fully distributed by Merrill Lynch International.

None of Merrill Lynch International or any of its or its affiliates' directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to Haleon, GSK, their respective subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

Merrill Lynch International is authorised by the Prudential Regulatory Authority and regulated in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority.is acting for GSK and for no one else in connection with the Placing and will not be responsible to anyone other than GSK for providing the protections afforded to their customers or for affording advice in relation to the Placing, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 12, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc